Filed pursuant to Rule 433
Free Writing Prospectus dated April 26, 2019
Registration Statement No. 333-222683-05

UNITED RENTALS (NORTH AMERICA), INC.
Pricing Term Sheet — April 26, 2019
$750,000,000 5.25% Senior Notes due 2030

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated April 26, 2019, to the accompanying Prospectus dated January 24, 2018, filed as part of Registration Statement No. 333-222683-05.

Issuer:	United Rentals (North America), Inc. (the “Issuer”)

Title of Securities:	5.25% Senior Notes due 2030 (the “Notes”)

Aggregate Principal Amount:	$750,000,000

Distribution:	SEC Registered

Gross Proceeds:	$750,000,000

Net Proceeds (after underwriting discounts and commissions):	$742,500,000

Maturity:	January 15, 2030

Issue Price:	100%

Coupon:	5.25%

Yield to Maturity:	5.25%

Interest Payment Dates:	July 15 and January 15

Record Dates:	July 1 and January 1

First Interest Payment Date:	January 15, 2020

Optional Redemption:	Except as set forth below under “Optional Redemption with Equity Proceeds” and “Make-Whole Redemption”, the Issuer will not be entitled to redeem the Notes at its option prior to January 15, 2025.

The Issuer may, at its option, redeem some or all of the Notes at any time on or after January 15, 2025 at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed to the applicable redemption date, if redeemed during the 12-month period beginning on January 15 of each of the years indicated below:

Year	Percentage
2025	102.625%
2026	101.750%
2027	100.875%
2028 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	At any time on or prior to January 15, 2023, the Issuer may, at its option, on one or more occasions, redeem up to 40% of the aggregate principal amount of the

Notes with the net cash proceeds of certain equity offerings, at a price equal to 105.250% of the aggregate principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Redemption:

At any time prior to January 15, 2025, the Issuer may redeem some or all of the Notes at a price equal to 100% of the aggregate principal amount of the Notes to be redeemed, plus a “make-whole” premium and accrued and unpaid interest, if any, to the redemption date.

Change of Control:	Upon certain change of control events, the Issuer must offer to repurchase the Notes at 101% of principal amount plus accrued and unpaid interest, if any, to the purchase date.

Trade Date:	April 26, 2019

Settlement Date:	May 10, 2019 (T+10)

Extended Settlement:

Delivery of the Notes will be made against payment therefor on or about May 10, 2019, which will be the tenth business day following the date of pricing of the Notes, or “T+10.” Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next seven succeeding business days will be required, by virtue of the fact that the Notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

CUSIP/ISIN Numbers:	911365 BL7 / US911365BL76

Bookrunners:

Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
Scotia Capital (USA) Inc.
MUFG Securities Americas Inc.
Barclays Capital Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC

Co-Managers:	SunTrust Robinson Humphrey, Inc. TD Securities (USA) LLC BMO Capital Markets Corp. PNC Capital Markets LLC

The Issuer has previously filed a registration statement (including a prospectus and a preliminary prospectus supplement) on Form S-3 with the Securities and Exchange Commission (the “SEC”), for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and post-effective amendment and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting Morgan Stanley & Co. LLC at 1585 Broadway, New York, New York 10036, Attention: High Yield Syndicate Desk, with a copy to the Legal Department.  Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.